August 6, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	DT House Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated July 8, 2025 File No. 333-285475

Dear Mr. Jones, Mr. Shenk and Ms. Reed:

On behalf of our client, DT House Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 8, 2025 on the Company’s registration statement on Form F-1 submitted on June 18, 2025. Concurrently with the submission of this letter, the Company is filing its Amendment No.2 on Form F-1 (the “Amendment No.2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated July 8, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No.2 of the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 filed June 18, 2025

Business, page 72

1.	Please restore disclosure regarding levels of dependence on your major customers to this section. In this regard, we note that you have removed disclosure that two major customers accounted for approximately 27% and 24% of total revenues for the year ended September 30, 2024.

In response to the Staff’s comment, the Company has reinstated the referenced disclosure regarding customer concentration on pages 1 and 77 of Amendment No.2. In addition, the Company has updated, among others, the disclosure to include the levels of dependence on its major customers for the six months ended June 30, 2025 on the same pages of Amendment No.2.

If you have any questions or further comments regarding the Amendment No.2 of the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS 44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Sacha M. CHEONG	文錦明	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

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